April 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	Picard Medical, Inc.

Registration Statement on Form S-1

File No. 333-295333

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 27, 2026, in which we, as Placement Agent for the proposed offering by Picard Medical, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for April 29, 2026, 4:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer